UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Green Plains Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

393221106
(CUSIP Number)

Rebecca Taylor Husch Blackwell LLP 736 Georgia Avenue, Suite 300 Chattanooga, Tennessee 37402 (423) 266-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON:
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1652107
Green Plains Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
11,586,548

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
11,586,548

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11,586,548*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
50.1**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
HC; CO

*	The Common Units reported include Common Units that Green Plains Inc. may be deemed to beneficially own as the sole member of Green Plains Obion LLC.

**
Calculation of percentage based on a total of 23,137,695 Common Units as of November 15, 2018, which was calculated as follows: 31,830,431 Common Units outstanding on November 5, 2018 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2018, minus the redemption of 8,692,736 Common Units pursuant to the Asset Purchase Agreement defined below.

1	NAME OF REPORTING PERSON:
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 20-1834045
Green Plains Obion LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
3,001,511

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
3,001,511

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,001,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO (Limited Liability Company)

*
Calculation of percentage based on a total of 23,137,695 Common Units as of November 15, 2018, which was calculated as follows: 31,830,431 Common Units outstanding on November 5, 2018 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2018, minus the redemption of 8,692,736 Common Units pursuant to the Asset Purchase Agreement defined below.

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment”) to Amended Schedule 13D filed on August 13, 2018 relates to the common units representing limited partner interests (the “Common Units”) in Green Plains Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 1811 Aksarben Drive, Omaha, Nebraska 68106.

Capitalized terms not defined herein shall have the meaning given to them in the original or amended Schedule 13-D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end of such item:

On November 15, 2018 Green Plains and the Issuer, among various other parties consummated the transactions contemplated by the Asset Purchase Agreement, dated October 8, 2018 (the “Asset Purchase Agreement”). The purpose of the transaction was to facilitate the sale of certain ethanol production facilities and certain railcars (the “Assets”) owned by subsidiaries of Green Plains to Valero Renewable Fuels Company, LLC. Pursuant to the Asset Purchase Agreement, on November 15, 2018, the Issuer redeemed 8,692,736 Common Units owned by Green Plains in consideration for the sale of the Assets owned by the Partnership to Green Plains.

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, which is filed as Exhibit C hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated with the following:

(a) (1) Green Plains is the record owner and/or may be deemed to be the beneficial owner (as the sole member of Obion) of 11,586,548 Common Units. Green Plains’ record and beneficial ownership of these Common Units represents an aggregate 50.1% limited partner interest in the Partnership.

(2) Obion is the record and beneficial owner of (i) 3,001,511 Common Units.  Obion’s record and beneficial ownership of these Common Units represents an aggregate 13.0% limited partner interest in the Partnership.

(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Todd A. Becker	57,556	*
John W. Neppl	-	*
Jeffrey S. Briggs	4,000	*
George P. (Patrick) Simpkins	5,000	*
Michelle S. Mapes	33,148	*
Clayton E. Killinger	32,651	*
Jerry L. Peters	22,657	*
Brett C. Riley	15,196	*
Martin Salinas, Jr.	10,590	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units 23,137,695 issued and outstanding as of November 15, 2018, as reported to the Reporting Persons by the Partnership.

(b)          The information set forth in items 7 through 11 of the cover pages hereto is incorporated herein by reference.  To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)          Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)          The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by such person on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Persons, or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibits:

Exhibit C	Joint Filing Statement (filed herewith)

Exhibit D
Asset Purchase Agreement among Green Plains Partners LP, Green Plains Holdings LLC, Green Plains Operating Company LLC, Green Plains Ethanol Storage LLC, Green Plains Logistics LLC, Green Plains Inc., Green Plains Trade Group LLC, Green Plains Bluffton LLC and Green Plains Holdings II LLC, dated October 8, 2018 (incorporated by reference from Exhibit 2.1 to Form 8-K filed by the Issuer on October 10, 2018)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 2018

GREEN PLAINS INC.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer

GREEN PLAINS OBION LLC

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer

EXHIBIT C

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date:  November 15, 2018

GREEN PLAINS INC.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer

GREEN PLAINS OBION LLC

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer